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                                                                    EXHIBIT 11.1

                      STATEMENT RE PER SHARE EARNINGS (1)

Years Ended April 30, 1996
(In thousands, except per share data)            1996        1995         1994
                                                ------     -------      -------
Net income (loss)                               $1,300     $  (305)     $  (140)
                                                ======     =======      =======

Common and Common Equivalent Shares:

Weighted average number of shares of
  common stock outstanding                       6,235       5,208        2,074

Weighted average common
  equivalent shares outstanding (2)                638         320          320
                                                ------     -------      -------

Weighted average number of shares of
  common and common equivalent
  stock outstanding                              6,873       5,528        2,394
                                                ------     -------      -------

Net income (loss) per common share              $ 0.19     $ (0.06)     $ (0.06)
                                                ======     =======      =======

(1) Fully diluted net income per share has not been separately presented, as the amounts would not be materially different from primary net income per share.

(2) Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and the initial public offering price, as if these shares were outstanding for all periods prior to the initial public offering.


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